Exhibit 99.1

MATERIAL CHANGE REPORT
UNDER NATIONAL INSTRUMENT 51-102

Item 1.	Name and Address of Company

Orla Mining Ltd. (“Orla” or the “Company”)

202 – 595 Howe Street

Vancouver, BC

V6C 2T5

Item 2.	Date of Material Change

December 18, 2020

Item 3.	News Release

A news release announcing the material change was issued on December 18, 2020 via Canada Newswire and a copy was subsequently filed on SEDAR.

Item 4.	Summary of Material Change

On December 18, 2020, the Company announced that its common shares have been authorized for listing on the New York Stock Exchange (“NYSE”) American under the symbol “ORLA”. The Company’s shares commenced trading on the NYSE American on December 22, 2020.

Item 5.	Full Description of Material Change

On December 18, 2020, the Company announced that its common shares have been authorized for listing on the NYSE American under the symbol “ORLA”. The Company’s shares commenced trading on the NYSE American on December 22, 2020.

There is no offering concurrent with the listing and Orla’s addition to the exchange is classified as a “dual listing without capital raise”.

The Company retained its listing on the Toronto Stock Exchange in Canada under the trading symbol “OLA.”

Item 6.	Reliance on Section 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

For further information, contact Etienne Morin, Chief Financial Officer at (604) 564-1852

Item 9.	Date of Report

DATED as of this 29th day of December, 2020.